Exhibit 26(d)(xv)(ii)

Cash Value Plus Rider	In this rider “we”, “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the Policy.

This Rider’s Benefit. This rider modifies the “Policy Information” section of this policy as detailed in items 1. and 2. below.

1. We will reduce the surrender charge described in the “Table Of Surrender Charges For The Initial Base Policy Face Amount” if you give up this policy for its Net Cash Surrender Value during the first eight policy years. The surrender charge will be reduced by the following percentage: years 1 through 4 - 100%; year 5 - 80%; year 6 - 65%; year 7 - 45%; year 8 - 25%.

This reduction does not apply to proportionate surrender charges resulting from a face amount decrease.

2. We will refund to you a percentage of the cumulative deductions from premium payments described in the “Table of Maximum Deductions from Premium Payments” if you give up this policy for its Net Cash Surrender Value during the first three policy years. The following refund percentage will apply: year 1 - 100%; year 2 - 80%; year 3 - 33%.

Any reduction of surrender charges or refund of a percentage of the cumulative deductions from premium payments will not apply if this policy is being exchanged or replaced with another life insurance policy or annuity contract on the insured person(s); such exchange or replacement includes (but is not limited to) any transaction qualifying for income tax free exchange treatment under section 1035 of the Internal Revenue Code or any similar or successor provision thereof.

Any refund amount that would be applicable upon a complete surrender of this policy during the first three policy years will be included with the amount in your Policy Account to determine the death benefit, if it becomes payable during such time and is calculated as a percentage of the amount in your Policy Account.

Maximum Benefit Amount. The maximum amount payable upon a complete surrender of this policy while this rider is in force will not exceed the greater of:

1. the sum of premiums paid to the date of surrender minus any partial withdrawals; and

2. the Cash Surrender Value on the date of surrender calculated prior to any reduction or refund as specified in “This Rider’s Benefit” provision.

Any amount payable will be further reduced by the amount of any outstanding loan and accrued loan interest.

Policy Loans, Partial Withdrawals, and Grace Period. Amounts available under this policy for policy loans, partial withdrawals, and to cover monthly deductions, are not increased by this rider.

Base Policy Face Amount Increases. Increases in the base policy face amount, even if they would otherwise be allowed, will not be permitted while this rider is in force.

The Cost of This Rider. We reserve the right to change the charge for this rider but it will never be more than the maximum shown in the “Policy Information” section. Any such change will be subject to the “Changes in Policy Cost Factors” provision of this policy.

Effective Date of this Rider. This rider is effective on the Register Date of this policy.

When This Rider Will Terminate. This rider will terminate on the earliest of the following dates:

1. At the end of the eighth policy year; or

2. On the date the policy ends without value at the end of a Grace Period or otherwise terminates.

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You may also request termination of this rider at any time after the first policy year. The effective date of termination in this case will be the beginning of the policy month that coincides with or next follows the date we receive your request. However, if this rider is terminated at your request it may not be restored.

General. This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy.

AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Mark Pearson	/s/ Karen Field Hazin
Mark Pearson, Chairman of the Board and Chief Executive Officer	Karen Field Hazin, Vice President, Secretary and Associate General Counsel

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